SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                             Commission File Number 1-9224


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                           CareerEngine Network, Inc.
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Full Name of Registrant


                              Helmstar Group, Inc.
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Former Name if Applicable


                       Two World Trade Center, Suite 2112
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Address of Principal Executive Office (Street and Number)


                               New York, NY 10048
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |  (a)  The reasons  described in reasonable  detail in Part III of this
       |       form  could not be  eliminated  without  unreasonable  effort or
       |       expense;
       |  (b)  The subject annual report, semi-annual report, transition report
       |       on Form 10-K,  Form 20-F,  Form 11-K or Form  N-SAR,  or portion
 [_]   |       thereof  will be  filed  on or  before  the  15th  calendar  day
       |       following  the  prescribed  due date;  or the subject  quarterly
       |       report or  transition  report on Form 10-Q,  or portion  thereof
       |       will be filed on or before the fifth  calendar day following the
       |       prescribed due date; and
       |  (c)  The  accountant's  statement or other  exhibit  required by Rule
       |       12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)




Response to Part III - Narrative:


The Company requires additional time to prepare and file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 (the "1999 Form 10-KSB"). Carmike Cinemas, Inc. ("Carmike") is the Lessee of all of the real estate owned by the Company. Carmike currently is in ongoing negotiations with its lenders with respect to amendments to its revolving credit facility, its term loan and a master lease facility of which the Company is the Lessor. The outcome of these negotiations will have an impact on the Carmike's financial statements and related disclosures, as well as the financial statements and related disclosures of the Company. The Company expects to file its 1999 Form 10-KSB no later than April 14, 2000, the fifteenth day following the prescribed due date. Carmike also requires additional time to prepare and file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and, accordingly, is also filing Form 12b-25 on March 31, 2000.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Anthony S. Conigliaro                  212          775-0400
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Response to Part IV - Other Information, Item 3:


We reasonably expect the Net (Loss) for the year ended December 31, 1999 to be approximately ($4,052,000) as compared to the Net (Loss) of ($624,409) for the year ended December 31, 1998. The reason for the increase in the Net (Loss) in 1999 as compared to 1998 can be primarily attributed to the start-up costs associated with the Company's Internet subsidiary, CareerEngine, Inc.


                           CareerEngine Network, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 31, 2000            By  /s/ Anthony S,. Conigliaro
                                     --------------------------
                                     Anthony S. Conigliaro
                                     Vice President and Chief Financial Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.